Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

dexFreight, Inc.
1401 Sawgrass Corporate Pkwy
Sunrise, FL 33323
https://www.dexfreight.io/

Up to $1,069,992.30 in Common Stock at $1.95
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: dexFreight, Inc.
Address: 1401 Sawgrass Corporate Pkwy, Sunrise, FL 33323
State of Incorporation: DE
Date Incorporated: October 11, 2018

Terms:

Equity

Offering Minimum: $9,999.60 | 5,128 shares of Common Stock
Offering Maximum: $1,069,992.30 | 548,714 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.95
Minimum Investment Amount (per investor): $390.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Champion:

Invest within the first 10 days from launch and receive 20% bonus shares.

Early Bird:

Invest between 10 - 20 days from launch and receive 10% bonus shares.

Supporter:

Invest between 20 - 30 days from launch and receive 6% bonus shares.

Amount Based:

All investors

Regardless of the investment amount, will be provided access to our community Slack channel, Telegram channel, and receive a dexFreight branded tumbler.

Tier 1 (< $1000)

Receive 5% bonus shares and a 10% discount on dexFreight platform products for 6 months.

Tier 2 ($1000 - $4999)

Receive 8% bonus shares and a 15% discount on dexFreight platform products for 8 months.

Tier 3 ($5,000 - $25,000)

Receive 12% bonus shares and a 20% discount on dexFreight platform products for 10 months.

Tier 4 (> $25,000)

Receive 15% bonus shares and a 25% discount on dexFreight platform products for 12 months.

Disclaimers:

1. Investors can receive either a time-based or an amount-based bonus (whichever is greater), but not both.

2.Platform discounts are tied to amount of investment regardless of when the investor purchased the shares.

3. Platform discounts will apply regardless of number of users in the company.

4. The discounts do not apply for our Next Day Payment services.

5. Trucking companies and freight brokers in order to receive the platform discounts must be registered with FMCSA/USDOT and have an active authority at the time of registration into the platform.

6. Platform discounts are valid for the said number of months from the time a company self registers in the platform. If the company is already a registered user in dexFreight, we will activate/provide the discount accordingly. In order to receive the platform discount, please send the name of the investor(s) and a documented proof that the investor is affiliated or employed by the company. Such proofs may be a LinkedIn profile or email from the company owner/director attesting that the investor is employed or affiliated with the company.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

dexFreight, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

dexFreight is a logistics market network for freight companies to handle shipments from booking to payment in one place. dexFreight connects carriers, freight brokers, and shippers in a virtual network to process shipments more efficiently. It is powered by blockchain, cloud services, and machine learning algorithms. We are neither a load board nor a freight broker. With dexFreight, companies can find loads and capacity, negotiate, share electronic documents, track and complete payments. It provides physical and process visibility of shipments for everybody involved in the workflow.

dexFreight was originally formed in January 2018 as a Florida LLC, DexFreight LLC. The company released a white paper in August of 2018. It is available in our website. Subsequently, DexFreight LLC was converted to DexFreight, Inc., a Delaware corporation, in September of 2018.

Competitors and Industry

The Domestic US Trucking market was valued at $791 billion in 2019. Our industry includes large companies working at the intersection of the blockchain and logistics spaces. Freight tech companies acting as digital brokers include examples such as Convoy, DAT, TruckerTools, which have been in the space for a while but without underpinning blockchain and cryptocurrency technologies as a trust protocol. Convoy, as of 2020 was valued at USD $3.3B.

Current Stage and Roadmap

dexFreight's core logistics marketplace is live. Our private beta reached $2.1 million USD in freight spend in 2020. Our team has developed multiple strategic industry partnerships allowing our network expand to over 6,000 registered users including 2500 trucking companies, freight brokers, and shippers in the U.S. We launched dexFi, the industry's first and only invoice financing service using decentralized finance and are currently building premium service features for freight pricing estimation and optimize capacity.

Our short term 12-24 month road map include the following:

- Using marketing and direct sales, scale the platform from 2500 trucking companies to 50,000 and be able to processes USD 1 Billion in freight spent through the platform.

- Release a Spanish version of the platform to cater to increasing Hispanic workforce in the industry and also to release the platform in Mexico, Colombia, Argentia.

- Scale the backend infrastructure to be able to handle the shipment processing growth, including deployment of distributed and streamed data access and analytics.

- We have signed a MOU with Hutchison Ports, Mexico to introduce the platform at 5 terminals in Mexico. This will allow us to serve their 20,000 customers in the market.

- We will continue to develop the logistics protocol including underlying smart contracts that powers the dexFreight platform.

The Team

Officers and Directors

Name: Jim Handoush

Jim Handoush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Leading the overall management of the company, financial management, investor relations, corporate partnerships, enterprise customer relations. Yearly Salary: $180k *Compensation in the majority of months has

been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Other business experience in the past three years:

- **Employer:** Optym
  Title: Executive Vice President of Transportation
  Dates of Service: April 01, 2017 - May 01, 2019
  Responsibilities: Design truck routing and other machine learning tools for various enterprise customers.

Name: Rajat Rajbhandari

Rajat Rajbhandari's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer/Head of Research
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Build intellectual property, innovative algorithm development, manage special projects, lead analytics team. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

- **Position:** Board Member
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Assist the president in providing high level operational, investment, and other decisions.

Other business experience in the past three years:

- **Employer:** Mobility Open Blockchain Initiative
  Title: Working Group Lead/Consultant
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Lead working group discussion in developing standards and reference architecture for using blockchain in mobility.

Name: Adrian Giannini

Adrian Giannini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer/Head of Products
  Dates of Service: June 01, 2018 - Present

Responsibilities: Full stack development of products, leading development team. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Other business experience in the past three years:

- **Employer:** Fortune 3
  Title: Co-founder and Chief Technology Officer
  Dates of Service: August 01, 1999 - Present
  Responsibilities: Managed technical development and developed e-commerce merchant platform for retail and wholesale industry.

Name: Hector Hernandez

Hector Hernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer/Head of Sales and Marketing
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Lead sales, marketing, and customer service teams. Devise short, medium, and long term operational strategies. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

- **Position:** Board Member
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Assist the president in making strategic and operational decisions of the company.

Other business experience in the past three years:

- **Employer:** Smart Investment Consulting
  Title: Sole Proprietor
  Dates of Service: October 03, 2011 - Present
  Responsibilities: Advising freight companies in managing their logistics.

Other business experience in the past three years:

- **Employer:** World Transportation Services
  Title: Advisor
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Advise WTS in improving their logistics and freight brokerage operations.

Name: Ricardo Escobar

Ricardo Escobar's current primary role is with Ricardo is retired. . Ricardo Escobar currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Facilitates board leadership and governance. Works closely with CEO and other founders to discuss company's performance.

Name: Luciano Bonaldo

Luciano Bonaldo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board
  Dates of Service: October 11, 2008 - Present
  Responsibilities: Work closely with executive team and function as a governing body tasked with major decisions pertaining to the company.

Other business experience in the past three years:

- **Employer:** Netuno USA
  Title: Sales Executive/Co-founder
  Dates of Service: December 01, 1993 - Present
  Responsibilities: Provide sales of company's services of import and export of food products throughout US.

Name: Douglas O' Keefe

Douglas O' Keefe's current primary role is with O' Keefe Law. Douglas O' Keefe currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Facilitates board leadership and governance. Works closely with CEO and other founders to discuss company's performance.

Other business experience in the past three years:

- **Employer:** O' Keefe Law
  Title: Founder
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Doug is the founder of the company and practices corporate law and provides legal services to businesses.

Other business experience in the past three years:

- **Employer:** BCP Capital, LLC
  Title: Managing Director
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Responsibilities associated with being a managing director.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in dexFreight (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online processing of freight shipments. Our revenues are therefore dependent upon the market for such.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
dexFreight was formed on 2018-01-01. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated

with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. dexFreight has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our freight platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on dexFreight or in its computer systems could reduce

the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on dexFreight could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hector Hernandez	7,000,000	Common Stock	36.0
Rajat Rajbhandari	4,000,000	Common Stock	20.6

The Company's Securities

The Company has authorized Common Stock, Convertible Notes F&F, Convertible Notes Seed A, SAFE, and Founder's Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,714 of Common Stock.

Common Stock

The amount of security authorized is 85,000,000 with a total of 9,122,778 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes F&F

The security will convert into Common stock and the terms of the Convertible Notes F&F are outlined below:

Amount outstanding: $516,672.00
Maturity Date: December 31, 2021
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: 5,000,000 equity financing round

Material Rights

There are no material rights associated with Convertible Notes F&F.

Convertible Notes Seed A

The security will convert into Common stock and the terms of the Convertible Notes Seed A are outlined below:

Amount outstanding: $874,760.00
Maturity Date: December 31, 2021
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: $5,000,000

Material Rights

There are no material rights associated with Convertible Notes Seed A.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,738,769.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: -

Material Rights

There are no material rights associated with SAFE.

Founder's Stock

The amount of security authorized is 15,000,000 with a total of 6,290,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Founders Stock shall be entitled to cast the number of votes equal to the number of whole dexCoin Tokens into which the shares of Founders Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Founders Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Section 2.2.1 From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least twenty-five million ($25,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 5 directors of the Corporation (any such directors elected by the holders of Founders Stock, the "Founders Directors") and the holders of record of the dexCoin Tokens/Common Stock , exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation (any such directors elected by the holders of dexCoin Tokens/Common Stock, the "Common Directors").

2.2.2 Once the conditions of Section 2.2.1 above have been satisfied and until the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation.

2.2.3 Once the conditions of Section 2.2.2 above have been satisfied and, until the date upon which the Company generates at least two hundred million ($200,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation.

2.2.4 Once the conditions of Section 2.2.3 above have been satisfied and thereafter, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 6 directors of the Corporation.

2.3 Founders Stock Protective Provisions. From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Founders Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

2.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

2.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

2.3.3 amend, alter or change the rights, powers or preferences, orrestrictions provided for the benefit of, the Founders Stock, the dexCoin Tokens/Common Stock, or any series of either thereof;

2.3.4 create, or authorize the creation of, or issue or obligateitself to issue shares of, any additional class or series of capital stock;

2.3.5 increase the authorized number of shares of Founders Stock, dexCoin Tokens/Common Stock, or any series of either thereof, or increase the authorized number of shares of any other class or series of capital stock;

2.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of the Founders Stock as expressly authorized herein, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons or entities who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service;

2.3.7 declare or pay any dividends or distributions;

2.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

2.3.9 exclusively license any technology or intellectual property rights in a manner that constitutes the effective disposition of a material portion of the technology or intellectual property of the Corporation;

2.3.10 take any action that would require approval of the holders of the Founders Stock under applicable law;

2.3.11 permit any subsidiary of the Corporation to do any of the foregoing;

2.3.12 amend this Section 3.3; or

2.3.13 change the organizational form of, or tax treatment of, the Corporation (which shall be treated as a "C" corporation for tax purposes).

3.1.1 Conversion Ratio. Each share of Founders Stock shall beconvertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into an equal number of fully paid and non-assessable dexCoin Tokens/Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,667,803.00
  Use of proceeds: Platform development.
  Date: December 31, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $488,573.00
  Use of proceeds: Platform development, customer service, integrations.
  Date: December 31, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

dexFreight's revenues over the last 2 years have been generated based on special strategic blockchain initiatives for the Port of Veracruz in Mexico. The decline in revenue year over year is a reflection more of the projects work conducted in 2019 and completion in 2020. The strategic importance of this initiative will allow us to bridge our solution's domestic capabilities in the logistics space to future international movements of freight. Thus, providing a global solution for the industry. Future revenue streams will be recurring in nature. We launched our (Defi) decentralized finance solution in 2021, allowing for various impactful finance solutions for the industry. Other future premium solutions will be subscription-based offerings that will provide pricing analytics and decision-making solutions to both sides of our marketplace.

Cost of Sales

There was no cost of sales related to the revenues mentioned.

Gross Margins

Gross margins were equal to the revenues generated.

Expenses

2020 total operating expenses were 1,364,486, up from expenses of $970,419 in 2019. The increase in expenses primarily relates to two areas: salaries and wages, and development. Salaries and wages increased from $296,002 to $759,591 as we continued the build out of our team and our solution. Key management personnel were hired in the areas of sales, operations, marketing, and technology-specific positions. Development costs increased from $199,710 in 2019 to $356,800. This increase primarily stemmed from the build out of our premium solutions like decentralized finance (dexFi), pricing analytic solutions like (dexRate), and decision-making tools for truckers like (dexTour). Costs are also related to strategic integrations with technology partners and third-party service providers.

Historical results and cash flows:

In the Company's opinion, historical results are not entirely representative of what investors should expect in the future because:

1) We plan to expand our Next Day Payment program, which has been a huge success with our customers. This program allows us to increase top and bottom line revenue, which we anticipate will improve our cash position.

2) We are working towards launching SaaS based subscriptions for both freight brokers and shippers, which we believe will increase our monthly recurring revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have $70,415.80 as cash on hand. We neither have lines of credit nor shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, the funds from this campaign will constitute future financial resources for marketing, fine-tuning our products, increase customer service, and provide additional liquidity to our factoring services (Next Day Payment) to the trucking companies. As such, the funds from this campaign are critical to the Company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company because they will be vital to expedite the scaling of our products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If our raise raches the minimum ($10,000)k, we will be able to operate for 6 months. The estimate is based on our current monthly burn rate of $40,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount of $1.07M, we plan to double our burn rate from $40k to $80k for marketing and product fine tuning. Hence, we will be able to operate for another 15 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have quite a few options for additional capital needs if required. We have raised funds from industry players from both sides of the market and can seek additional funding in that same way if needed. Our first revenue source through a decentralized finance solution has been successful in the pilot and highlights the impact this will have on the industry and our ability to attract truck capacity to the platform. This revenue source and a few other premium services we have developed and our developing will be able to generate the additional capital we need to fuel our long-term growth. We do not have any plans for future capital raises at this time. We will address any future capital needs when deemed necessary.

Indebtedness

- **Creditor:** Investors that accepted Convertible Notes for their investment
  Amount Owed: $1,529,985.00
  Interest Rate: 7.0%
  Maturity Date: December 01, 2022

As of December 31, 2020, the Company has issued (including accrued but unpaid interest) $1,529,985 of convertible notes payable that bear interest at a rate of 7 percent per annum and with a $30,000,000 enterprise valuation.

Related Party Transactions

Valuation

Pre-Money Valuation: $30,054,917.10

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors.

First, the company valuation is based on the market valuation of other companies in similar space and similar stage as dexFreight, as well as achievements and tractions in the market. Our analysis from Pitchbook stated that logistics startups (n=77) are valued at $40 million (pre-money) with a $9 million raise. If our raise through StartEngine is successful (we will have raised $8 million between what we have raised ourselves and what we are seeking to raise in this Reg CF offering), then we are comfortably between $30 million and $40 million pre-money valuation range. We compared ourselves to LaneAxis, which has a pre-money valuation of $30 million, which is also operating in the same market. Second, we analyzed our platform, which we believe is more mature with significantly higher traction.

The Company determined this valuation internally, without a third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,130,201 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  63.5%
  We plan to hire additional developers to scale our backend and blockchain infrastructure in order to meet the needs of additional customers and to process larger volume of shipments.

- *Operations*
  33.0%
  Onboard existing customers and provide transaction processing support.

If we raise the over allotment amount of $1,069,992.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Extensive social media campaign and outreach to enterprise clients in US, and Latin America.

- *Research & Development*
  30.0%
  Scale the backend infrastructure to be able to process 100,000 shipments per month. Advance existing machine learning tools.

- *Operations*
  26.5%
  Hire additional customer support personnel in Colombia and US to support new customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.dexfreight.io/ (https://www.dexfreight.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dexfreight-incorporated

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR dexFreight, Inc.

[See attached]

DEXFREIGHT INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 2, 2021

To: Board of Directors, DEXFREIGHT INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of DEXFREIGHT INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

DEXFREIGHT INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 94,810	$ 41,192
Inventory	59,032	0
Other current assets	6,600	0
Total current assets	160,442	41,192
Total Assets	$ 160,442	$ 41,192
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 478,810	$ 24,786
Other current liabilities	67,045	42
Total Current Liabilities	545,855	24,786
Convertible notes payable	1,529,985	1,137,818
Total Liabilities	2,075,840	1,162,646
SHAREHOLDERS' EQUITY		
Common stock	5,000	5,000
SAFE instruments	488,573	0
Accumulated deficit	(2,408,971)	(1,126,454)
Total Shareholders' Deficit	(1,915,398)	(1,121,454)
Total Liabilities and Shareholders' Deficit	$ 160,442	$ 41,192

DEXFREIGHT INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 81,968	$ 131,461
Operating expenses		
Marketing	179	41,005
Salaries and wages	759,591	296,002
Development	356,800	199,710
Other general and administrative	247,916	433,702
Total operating expenses	1,364,486	970,419
Net Operating Income (Loss)	(1,282,518)	(838,958)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (1,282,518)	$ (838,958)

DEXFREIGHT INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	SAFE Instruments	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 5,000**	**$ 0**	**$ (287,495)**	**$ (282,495)**
Net Income (Loss), less capital adjustments			(838,958)	(838,958)
Balance as of December 31, 2019	**$ 5,000**	**$ 0**	**$ (1,126,454)**	**$ (1,121,454)**
Issuance of SAFE instruments		488,573		488,573
Net Income (Loss), less capital adjustments			(1,282,518)	(1,282,518)
Balance as of December 31, 2020	**$ 5,000**	**$ 488,573**	**$ (2,408,971)**	**$ (1,915,398)**

DEXFREIGHT INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,282,518)	$ (838,958)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
None	0	0
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	(59,032)	0
(Increase) Decrease in other current assets	(6,600)	0
Increase (Decrease) in accounts and credit cards payable	454,024	(16,813)
Increase (Decrease) in other current liabilities	67,003	(6,110)
Net cash used in operating activities	(827,123)	(861,881)
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from convertible notes payable	392,167	893,079
Proceeds from issuance of SAFE instruments	488,573	0
Net change in cash from financing activities	880,740	893,079
Net change in cash and cash equivalents	53,618	31,198
Cash and cash equivalents at beginning of period	41,192	9,994
Cash and cash equivalents at end of period	$ 94,810	$ 41,192

DEXFREIGHT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

DEXFREIGHT INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on October 11, 2018. The Company provides data analytics in a software-as-a-service model to the trucking industry in addition to the provision of a platform for smart contracts between transportation vendors and brokers.

Since inception, the Company has relied on issuing convertible notes and SAFE instruments to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and may incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $94,810 and $41,192 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through it is software-as-a-service data analytics platform.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon raising funds and achieving profitable operations, if possible. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2020, the Company has issued (including accrued but unpaid interest) $1,529,985 of convertible notes payable that bear interest at a rate of 7 percent per annum and with a $30,000,000 enterprise valuation.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not under current threat of or involved in pending litigation.

NOTE 7 – EQUITY

The Company has issued approximately $500,000 of simple agreements of future equity (“SAFEs”) that convert to equity upon a qualifying event with a 10 percent discount rate and a valuation cap of $5,000,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation
Management has evaluated subsequent events through July 2, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


This is a real shipment
powered by blockchain
dexFreight
AREL TRUCKING, INC
RSK
NETUNO
Now

0
Investors

$0.00
Raised of $10K - $1.07M goal

dexFreight

DexFreight Inc.

The Decentralized Logistics Market Network

Regulation Crowdfunding · Sunrise, FL · Software & Services · Accepting International Investment


This is a real
powered by bl
This is a real shipment
powered by blockchain
dexFreight
ATI
RSK
NETUNO

OVERVIEW

Tap into the Power of dexFreight

With dexFreight, users can find loads and capacity, negotiate online, share electronic documents, track and complete payments more efficiently. We are not a loadboard, nor another digital broker in the market. dexFreight is breaking down silos and lack of visibility in the trucking industry by enabling the right tools to better utilize today's existing capacity.

A growing network promising to connect the entire logistics industry

1,251	892
Carriers	Brokers
487	28K+
Shippers	Trucks

Our Vision: Be the facilitating force that coordinates world logistics, encourages collaboration and incentivizes a fair equitable distribution of value.

Our Mission: Build the universal decentralized, open-source network that enables collaboration and facilitates the coordinated movement of goods while bringing liquidity to the supply chain.

THE PROBLEM

A Multi-Billion Dollar Communication Problem

We have identified two major problems in the trucking industry: fragmentation and lack of liquidity.

Fragmentation
Trucking companies and freight brokers share no common systems, which causes each individual company to function in its own closed network. Approximately 90% of trucking companies only operate 6 trucks or less without using any technology. Meanwhile, freight brokers use hundreds of different Transportation Management Softwares (TMS), load boards, and other individual systems.

As a result, **1 out of every 4 trucks runs empty**. Loads and capacity can not be efficiently matched if they live in different networks and cannot find each other. While it may appear the industry suffers a driver shortage problem, we believe the solution starts by better utilizing our current capacity.

> Loads and capacity can not be efficiently matched if they live in different networks and don't see each other, causing...


1 out of 4
trucks run
empty

Lack of Liquidity
In order to get paid quickly, trucking companies often end up selling their invoices with unnecessarily high interest rates.

Normally, trucking companies get paid after 37 days of providing their services. In the meantime, truckers have to pay for gas, tolls, and other expenses, causing cash flow issues. Given that most of these trucking companies are small businesses, they often solve their cash flow issues by factoring in their receivables for a 3% fee.

Cash flow issues are the result of trucking companies getting paid 37 days after shipment when truckers still needing to pay for...


gas. tolls. expenses.

THE SOLUTION

A Decentralized Logistics Infrastructure

Reaching real optimization in trucking and logistics can not be done at scale with multiple siloed platforms competing for data and market share capture. dexFreight is bringing optimization through a cooperative backend, where carriers, freight brokers, shippers, and other industry service providers like ELDs, TMS, and load boards can connect.


AUTOMATING LOGISTICS
FOR A BETTER WORLD.
From booking to payment in one place

Powered by smart contracts, dexFreight users can experience workflow automation, share live market information safely, and most importantly, preserve the privacy of their data. All electronic documents like rate confirmation sheets, agreements, bills of lading, or proof of delivery can be signed and exchanged.


This is a real
powered by
dexFreight
RSK
ATI
AREL TRUCKING, INC.
NETUNO

THE MARKET

A Growing Network Promising to Connect the Entire Logistics Industry

Even though dexFreight is designed as a global scalable platform for multiple modes of transportation, our initial focus is the US trucking market:

TAM: 2019 Domestic US Trucking market $791 billion USD (source)
SAM: For-hire full truckload market is $360 billion USD (source)
SOM: Our 5th year goal is to process 2% of the for-hire full truckload market, $8 billion (USD) by year 2025 in the US.


Domestic US Trucking Market
$791B
2019
For-Hire Full Truckload Market
$360B
$8B
TAM
SAM
SOM

OUR TRACTION

Miles of Milestones

In 2020, **16.5 million shipments were posted in dexFreight worth over $18 billion.** We also processed over $2.1 million spent in freight from shipments booked on dexFreight. In July 2020, we also launched dexFi, our decentralized invoice financing service, resulting in $73K in topline revenue in the first 5 months of its launch.

So far in 2021, we have already achieved traction from **2600 + companies** in the platform, launched our beta version of the drayage logistics marketplace, and filed a patent (which is currently pending) for using decentralized finance technology in logistics to bring inexpensive liquidity for invoice factoring.

2,600+ Companies

478 Shippers

892 Brokers

1251 Carriers

28K+ Trucks

627 Carriers → **1** Booking

Adding **+ 20** companies weekly

479 Drayage Shipments Booked
Beta July 2020

1476 FTL Shipments Booked

Freight Spend
FTL **$ 2.57M**
DRA **$ 798k**

dexFi Topline Revenue
Released July 2020
$ 271K

Shipments Posted 2021
13M Shipments | **$ 15B**

We were nominated to the Blockchain Awards Latin America as an "Inspiring Project" for our contributions to the ecosystem. We were also recognized by FreightWaves as a **FreightTech 100**, one of the most disruptive and innovative freight technology companies in 2018, 2020, and 2021.

In both 2019 and 2020, we have been recognized by Supply & Demand Chain Executive magazine as an **SDCE 100**, one of the top supply chain projects in 2019 and 2020. We have succeeded as a 500 Startups Growth Program graduated company.

Awards and Achievements

Building industry recognition for our innovative freight technology

In terms of partnerships, we are members of the Blockchain in Transport Alliance (BiTA), TruckerCloud, TruckPark, TAI and the Florida Blockchain Foundation (FBF). We were also mentioned as use cases in World Economic Forum's inclusive deployment of blockchain for supply chains (source).

WHAT WE DO

Streamlining Logistics for a Better World

We built a decentralized logistics market network for freight companies to handle shipments from booking to payment all in one place. Our network is free and virtual, able to connect carriers, freight brokers, and shippers around the world.

Scaling Carriers Operations Through Automation


dexFreight
General Search
My Profile
Dashboard
Assets
Shipment
FTL
Shipment Search
My Shipments
Drayage
Drayage List
My Drayages
Chat
Tracking
Payments
Invoice
Analytics
Pricing Tool
Tour Planning
Settings
Log out
Looking to Cover Your Capacity?
Origin
Destination
Pick Up Date
Equipment Type
Search
Explore All Shipments
Search by Capacity
Search by Active Shipments
Previous Searches
Post Capacity

Unified records & communication for every load

With dexFreight, users can...

- find loads and capacity
- negotiate online
- establish agreements using smart contracts
- share electronic documents
- track shipments
- settle and complete freight payments more efficiently

We are neither a loadboard nor another digital broker in the market. dexFreight is breaking down silos and lack of common standards in the trucking industry with the following tools to better utilize today's existing capacity:


Shipment List
My Shipments
Active
ID: 638429683873
Booked
Acoma Warehouse
Bowhunter Dr, Grants, NM 87020, USA Bowhunter Dr
Casa Blanca, NM 87007
Apr 15, 2020
Averill Warehouse
5 Victor Ln
Averill Park, NY 12018
Apr 16, 2020
Double Drop
70000 lbs
2177.75 miles
ID: 619264744205

Our Mobile App
Incoming Trips

Web and Mobile Applications

Our web application provides cross-company workflow automation and a settlement layer using smart contracts. It is used by brokers, dispatchers, and carriers for:

- online negotiations
- checking for tamper-proof company records
- neutral reputation system
- fast and secured mutual on-boarding
- electronic signatures and smart rate confirmation
- automated payments and invoices

Our mobile application, available in both Google and Apple stores, is designed for drivers and owner operators to pick up and drop off shipments, sign bills of lading, and obtain signature from consignee. These events then trigger the automated workflow in the smart contract by providing location and allowing the driver to cryptographically sign transactions, change status, upload documents, and receive payments.

Machine-Learning Algorithms

Instead of spending hours emailing brokers for their available capacity or posting trucks in multiple load boards spending hours hoping to find a match, carriers can use dexFreight to find the right loads by using a set of machine-learning algorithms that automatically find the best match for their equipment.


What are you looking for?
Origin
Destination
Rate
Show more filters
Discover Shipment
96%
Match
dexFreight
Smart Load Selection makes finding your next load effortless.
It finds the best loads for you, depending on when & where your truck will be available, your desired destination, and the minimum rate per mile you're willing to work.

ELD Providers

Our platform is connected with **80%** of the ELD providers so the network knows the position of the equipment in real-time, and the driver's location relative to their HOS (hours of service) clock for better load matching.

Smart Rate Confirmation

One of the most important innovations is our **Smart Rate Confirmation**. Using smart contracts once the terms and conditions are set and signed for in the RateCon, it secures them in the blockchain so they cannot be changed without your approval and electronic signature. These agreed terms and conditions will self-execute, meaning if users deliver according to terms, your payment will be executed as agreed.


This is a real shipment
by blockchain
dexFreight
ATI
RSK
NETUNO

THE BUSINESS MODEL

A SaaS Model to Keep Your Shipments Moving

dexFreight's is based on a core SaaS model with multiple tiers of monthly prescriptions: basic, professional, and enterprise.

We offer premium services including dexRate for...

- Price predictions
- Drayage marketplace
- Optimized load selection
- Tour planning

Additionally, we offer an on-demand low-cost financing alternative for invoices at a 2% fee to brokers. Different from other freight techs, we do not extract rent from every transaction or monetize data without user authorization. Our monetization model focuses on value-added services and optimization at scale.


Monetization Layer
DeFi invoice financing
Premium services (SaaS)
Experts on demand + app store
Protocol
Logistics Super Highway
decentralized backend infrastructure using smart contracts
Data Exchange & Monetization
Web3 data substrate

Initial Revenue Channels

Channel 1

Invoice financing & instant liquidity to carriers, in partnership with MakerDAO and RSK/RIF, to provide low-cost financing alternative

Channel 2

(SaaS Freemium) Multi-tiered free, basic, professional, & enterprise monthly subscriptions to access **AI powered** premium services

(e.g. dexRate price predictions, drayage, optimized load selection, trip-planning, tour planning, and many others)

Channel 3

By helping facilitate demand, AI powered dispatching service for small trucking companies to find load, optimize routes on individual basis.

HOW WE ARE DIFFERENT

Leveraging Smart Contracts and Machine Learning to Improve the Shipment Process

We believe this is the industry's first decentralized, public utility network to be owned by its users. Unlike many freight techs, dexFreight does not charge commission fees on each shipment processed. We believe companies using that model are pretty much like any other freight broker out there. Instead, we allow users to transact directly for free while generating revenue through premium and on-demand services.

Our **smart contracts** simplify the whole freight billing process and offer next-day payment. Rate confirmations are cryptographically signed by both parties and self-execute using blockchain technology. This makes our smart contracts impossible to modify, providing a trust mechanism that reduces transaction costs and automates cross-company workflows.


Swagger
dexFreight API
beta-0.1.0
OAS3
dexFreight API
Servers
http://localhost:8080
default
POST /Auth/login No summary.
POST /Auth/loginApp No summary.
POST /Auth/verifyCodeApp No summary.
POST /Auth/user No summary.
POST /Auth/get No summary.
POST /Auth/Access/access No summary.
POST /Manager/Crashes/report No summary.
POST /Manager/Crashes/getReport No summary.

Through our industry-first decentralized invoice financing alternative, truckers get paid the next day after delivery without deductions. We also offer low next day payment to brokers and carriers by anchoring contracts and transactions on blockchain.

This decentralized finance allows our customers to source much cheaper financing from liquidity pools such as Maker and AAVE. We also provide options to our customers to convert their invoices to NFTs and add them as collaterals in DeFi liquidity pools to borrow at inexpensive rates.


"Blockchain is actually starting to show a real utility: take data, at scale in real time and use it to create simplicity, trust and accessibility."
David Rowan,
Wired UK Magazine

All transactions are secured by blockchain and powered by smart contracts.



This makes the agreements impossible to modify without both parties consensus.

Meanwhile, our industry-grade machine learning algorithms provide our customers with powerful decision making capabilities such as shipment/carrier recommendation, rate discovery, and tour planning.


Real-Time Rate Estimates
with dexRate™
Access to market rate estimates on every lane, and predict how those rates might change in the future based on what others are charging.
dexFreight


Driver Tour Trips
Trip Information
Equipment
Dry Van
Available Now
Origin
21202
Round Trip
Tour Settings
Max. deadhead (mi)
200
Max. tour length (days)
5
3
Avg. revenue ($/mi)
1.5
Find next possible destinations
16 possible lane suggestions for the origin.
Tours History
LANE-335453064
ID
Dover, DE, 19901
Origin
Bowling Green, KY, 42101
Destination
1
Rank
Find Loads
5 d
Tour length
4 h
Tour Idle time
796.90 mi
Trip Distance
3.72
Avg. Price Per Mile
Tour Details
In progress..
Finding Tours
North East, MD, 21901
Origin
Smyrna, TN, 37167
Destination
2
Rank
Find Loads

For shipments we have processed, we've leveraged data to feed our machine learning algorithms. These events include historic price offers, geolocations of shipments, bids on prices, and more.


We have gathered over
160 million
shipment events.

Our Carrier Portal is driven by this machine learning and is designed to allow carriers to discover shipments and analyze rates throughout the country without needing to register into the platform. If they find suitable loads, they can then register and bid on the loads directly from the portal.


dexFreight
dexFreight.io
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Switch to list view
United States

We have what it takes to completely disrupt the Trucking Industry.

More information on our machine-learning algorithms can be found here, here, and here.



dexFreight is a data driven platform

From shipments we've processed, we have gathered over 160 million shipment events. We use the data to feed our machine learning algorithms and analyze market trends.

THE VISION

En Route to Global Leadership

dexFreight's vision is to simplify logistics for a better world by enabling coordination at scale, encouraging collaboration, and incentivizing a fair and equitable distribution of value.



dexFreight aims to process **$8 billion** in freight spent on shipments from booking to payment by 2025

We plan to expand globally with the 2022 release and rollout of the Spanish version of our Web 2.0 platform in South America. By 2023, we expect to reach 1 million full truckload and drayage shipment processing with freight spend over $1 billion.

By year five, dexFreight aims to process $30 billion in freight spent on shipments from booking to payment - accounting for roughly 10% of the US for-hire truckload market. By then, we will be a global technology player in the logistics industry servicing additional verticals with presence in the Americas, European and Asian Markets.

2018

- Company founded
- Released white paper

2019

- Completed Friends & Family round
- MVP released with first truckload shipment completed using smart contracts
- Strategic partnership with RSK (investor and Layer 2)
- Received FreightTech Award by FreightWaves

2020

- Closed Seed A Round
- Completed 500 Startup Program
- Released Beta of Web 2.0 platform
- Mobile App for drivers on AppStore and GooglePlay
- Executed first shipment invoice transaction using dexFi

2021

- Reached 2,500 carriers in the platform
- Rolled out drayage shipment processing
- dexTour release
- Process patent to use DeFi in logistics
- MVP of logistics protocol testnet

2022

- Expansion to Latin American market (Phase 1 - Mexico and Colombia), dispute resolution and insurance framework.

2023

- Process 1 million full truckload and drayage shipments. Expansion to Europe and Middle East (Phase 2 and 3).

OUR LEADERSHIP

Logistical Leaders

dexFreight has established an impressive leadership team based on individuals with extensive experience with companies in freight logistics, SaaS businesses, as well as other public and private companies.

MESSAGE FROM OUR CEO

Over $28 billion has been invested in logistics by VCs since 2018. The rise of Amazon and eCommerce has increased the ever-growing importance of efficiently moving goods. With COVID-19 impacting the economy, finding an efficient method for shipping products has only grown.

As an industry made up primarily of small businesses working independently from one another, such fragmentation leads to massive inefficiency and waste.

dexFreight leverages the power of blockchain technology and self-executing contracts (smart contracts) to streamline and improve logistics back-office operations. Our solution focuses on better utilizing existing market data to provide more efficient solutions and visibility to the industry.

The dexFreight team is composed of proven experts in transportation and technology. Our current investors and early adopters are from the industry. They believe the industry needs a new solution to assure the efficient movement of goods more cost-effectively and the flow of payment to those providing these much-needed services.

The industry is ripe for improvement. With dexFreight, the solution is just within reach. Join us!

- Jim Handoush, CEO and Co- founder

WHY INVEST

dexFreight is Breaking Down Silos in Trucking

Over 16,000 freight brokers and 500,000 trucking companies are working with multiple logistics systems that do not interconnect - and we are here to make a revolutionary impact on their coordination.


"Seeing the level of trust which enables technology to improve businesses, organizations and our society..."
Diego Gutierrez, CEO of RSK

Backed by a leadership team with over 20 years of experience in trucking, logistics, and software development - we have what it takes to completely disrupt the industry.


This is a real shipment powered by blockchain
ATI
NETUNO

In the Press

WSJ | yahoo! finance | Transport Topics | AJOT | CryptoDaily | trucknews.com | IOVlabs | TruckPark | POST EVERYWHERE

SHOW MORE

Meet Our Team



Jim Handoush

Co-founder, CEO, and President

Expert in transportation technology, strong track record building high-performance teams and leading multi-billion dollar organizations. Former President of Landstar | 30+ yrs.



Rajat Rajbhandari, PhD

Co-founder, CIO/Head of Research, and Board Member

Expert in Transportation Research, Operations, and Technology. Strong research and algorithms, ideation, business development, and portfolio management skills in logistics, freight transportation, mobility sectors. +15 years in transportation research, consulting and development. Rajat is also a working group lead at Mobility Open Blockchain Initiative and spends about 20 hours a week in working with OEM, mobility providers, suppliers around the world, in developing standards, reference architecture for using blockchain in mobility.



Hector Hernandez

Co-founder, CSO/Head of Sales and Marketing, and Board Member

Experienced entrepreneur with vested interests in blockchain technology, transportation, logistics, and software and app development. A firm believer of Web 3.0 and an advocate of collaboration, decentralization, data privacy, and equitable distribution of value. He is also a Board Member of World Transportation Services. At dexFreight, he is responsible for product development strategy, fundraising, sales and marketing to freight brokers and carriers. He is full-time at dexFreight, working 40 hours per a week.



Adrian Giannini

Co-founder and CTO/Head of Products

Software engineer with more than 20 years of experience. Considered an effective coach and mentor and committed to leading exceptionally gifted teams. He has helped launch more than 160 mobile applications and SaaS products with more than 28 million unique consumers. At dexFreight, Adrian is responsible for developing products, leading development team, quality control, and full stack development including devops. He is full-time at dexFreight, working 40 hours per a week.



Ricardo Escobar

Co-founder and Board Chairman

Enterprise management executive. Former CIO at BHP Billiton - one of the largest mining companies in the world. Ricardo brings more than 35 years of experience in management and consulting.



Renat Khasanshyn

Head of Protocols and DeFi

Expert in cryptoeconomics, game theory, insurance product design, licensing of insurance entities, and tokenization of risk. Co-founder of Etherisc.



Luciano Bonaldo

Board Member

Luciano is the sales director and co-owner of a Fort Lauderdale based seafood Importer Netuno USA, listed 2 years in a row on INC 500 fasted growing private companies (2004-2005). He has over 27 years of experience in food distribution, import/export. Luciano is one of the earliest investors in dexFreight and has served in the board since its inception.



Douglas O' Keefe

Board Member

Douglas O'Keefe is an attorney with over 20 years of legal experience focused on mergers and acquisitions as well as structured financial transactions. His clients include private equity funds, institutional lenders, family offices and private companies. He has overseen hundreds of transactions including roll-up acquisitions, leveraged buy-outs, fund-raising and sale transactions. Since the inception of dexFreight, Doug has assisted with legal matters and has served on its board of directors.

Offering Summary

Company	:	dexFreight, Inc.
Corporate Address	:	1401 Sawgrass Corporate Pkwy, Sunrise, FL 33323
Offering Minimum	:	$9,999.60
Offering Maximum	:	$1,069,992.30
Minimum Investment Amount (per investor)	:	$390.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,128
Maximum Number of Shares Offered	:	548,714
Price per Share	:	$1.95
Pre-Money Valuation	:	$30,054,917.10

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Champion:

Invest within the first 10 days from launch and receive 20% bonus shares.

Early Bird:

Invest between 10 - 20 days from launch and receive 10% bonus shares.

Supporter:

Invest between 20 - 30 days from launch and receive 6% bonus shares.

Amount Based:

All investors

Regardless of the investment amount, will be provided access to our community Slack channel, Telegram channel, and receive a dexFreight branded tumbler.

Tier 1 (< $1000)

Receive 5% bonus shares and a 10% discount on dexFreight platform products for 6 months.

Tier 2 ($1000 - $4999)

Receive 8% bonus shares and a 15% discount on dexFreight platform products for 8 months.

Tier 3 ($5,000 - $25,000)

Receive 12% bonus shares and a 20% discount on dexFreight platform products for 10 months.

Tier 4 (> $25,000)

Receive 15% bonus shares and a 25% discount on dexFreight platform products for 12 months.

Disclaimers:

1. Investors can receive either a time-based or an amount-based bonus (whichever is greater), but not both.

2.Platform discounts are tied to amount of investment regardless of when the investor purchased the shares.

3. Platform discounts will apply regardless of number of users in the company.

4. The discounts do not apply for our Next Day Payment services.

5. Trucking companies and freight brokers in order to receive the platform discounts must be registered with FMCSA/USDOT and have an active authority at the time of registration into the platform.

6. Platform discounts are valid for the said number of months from the time a company self registers in the platform. If the company is already a registered user in dexFreight, we will activate/provide the discount accordingly. In order to receive the platform discount, please send the name of the investor(s) and a documented proof that the investor is affiliated or employed by the company. Such proofs may be a LinkedIn profile or email from the company owner/director attesting that the investor is employed or affiliated with the company.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

dexFreight, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"The Solution" Section Video

My name is Rajat Rajbhandari, and i'm the CIO and Co-Founder of dexFreight.

dexFreight is a logistics market network to handle shipments from booking to payment in one place.

It's that we'll be able to really track and you know monetize or compensate those really efficient drivers. We have all this technology available for us, and we have the opportunity to really integrate that technology to making it better for our drivers and for the industry as a whole.

"What We Do" Section Video

Well, what excites us about dexFreight is the transparency and the fact that we can feel secure about who we're doing business with and see the past track record of the trucker, and to know that that can't be played around with, everything is an honest information.

Our customers are very particular about delivery time and first to be able to track the truck and know where it is at a certain period.

Well, trucking it truly is an honor for us to be the first ones and to join in this effort with companies such as dexFreight and RSK, and Netuno and a couple of the people we've gone together in order to truly make this a reality. Really, we are blessed with this opportunity that was been afforded to us, and we welcome it. We think technology is obviously the wave of the present and obviously the wave of the future, and we will happily do everything we can to foster this not only for added trucking but for the whole trucking industry. We feel that this is really important for the entire trucking industry.

Now we can go beyond storing and transferring value into having agreements between the parties, and that's what is enabling things like dexFreight where we can have a set of rules in this case for logistics for a specific industry where all the participants know that those those business groups will be fulfilled 100%. Nobody can get in between and change the rules to their needs. So, that level of trust enables businesses among parties that don't have previous trust among them. So, seeing this thing happens for us is the joyous moment in our lives is when we see the technology becoming a tool for that for improving the businesses and organizations and our society, so this is why we live for.

"How We Are Different" Section Video

David Rowan Testimonial Video

And I guess something else you might be hearing a lot the last couple of days is this word -- which makes some of you skeptical because there have been a lot of unfulfilled promises about what blockchain is going to do to transform the world and people interpreting blockchain as a way to separate people from their money through initial coin offerings -- it is actually starting, it is just the early stages to show a real utility because again it takes data at scale in real time, use it to create simplicity and trust and accessibility. Companies like dexFreight have already started.

"Why Invest" Section Video

Well, what excites us about dexFreight is the transparency and the fact that we can feel secure about who we're doing business with and see the past track record of the trucker, and to know that that can't be played around with, everything is an honest information.

Our customers are very particular about delivery time and for us to be able to track the truck and know where it is at a certain period.

Now we can go beyond storing and transferring value into having agreements between the parties and that's what is enabling things like dexFreight, where we can have a set of rules in this case for logistics, for a specific industry where all the participants know that those businesses will be fulfilled at 100%. Nobody can get in between and change the rules to their needs, so that level of trust enable businesses among parties that don't have previous trust among them.

So, seeing this thing happens for us is the joyous moment in our lives is when we see the technology becoming a tool for that for improving the businesses and organizations and our society, so this is why we live for.

Main Video StartEngine (being filmed)

$3.3 billion dollars A YEAR are flushed down the toilet by trucking companies in the US alone because ONE out of every THREE trucks runs empty.

This is your chance to invest in dexFreight, a solution that turns those empty trucks into money.

More than 17 million loads have been posted on dexFreight this year, by over 27 HUNDRED companies, 5 of them are now our investors because they can see the size of the opportunity.

Big picture, over $1 BILLION dollars are spent EVERY DAY in the spot truckload market in the US alone, by approximately 500 THOUSAND trucking companies, working with 16 THOUSAND brokers and MILLIONS of shippers.

These companies work in silos, spending hours on every single shipment using phones, emails, faxes, and multiple applications.

With dexFreight ... instead of hours this can now be done in minutes!

Our market network powered by smart contracts, automates many steps and ensures the execution of shipments from booking to payment in one place.

Protocols running smart contracts on an open-network enable freight companies to exchange availability of loads and capacity in a very secure way. THIS is the engine to load those empty trucks and stop wasting money.

Our leadership team has on average 20 years of experience in logistics and technology, we understand FIRST HAND the pains and challenges of the industry.

So, with the support of more than 27 hundred companies including 1,300 carriers, and 5 industry investors, we are about to unlock a new level of efficiency and collaboration.

So join us, and let's say good-bye to silos, good-bye empty trucks. Welcome dexFreight, the future of global logistics.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:23 AM 09/21/2018
FILED 10:23 AM 09/21/2018
SR 20186769681 - File Number 7066190

DEXFREIGHT, INC.

CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION
OF
DEXFREIGHT, INC.

dexFreight, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

FIRST: The name of this corporation is dexFreight, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2140 South DuPont Highway, Camden, Delaware 19934, in the City of Camden, County of Kent. The name of its registered agent at such address is Paracorp Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is 100,000,000, consisting of (i) 70,000,000 shares of Common Stock, $0.00001 par value per share, to be issued in the form of electronically issued, ERC20 (or equivalent) complaint tokens, designated as "**dexCoin Tokens**" and may also be referred to as Common Stock herein) and (ii) 30,000,000 shares of Founders Stock, $0.00001 par value per share ("**Founders Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK – DEXCOIN TOKENS

1. General. The voting, dividend and liquidation rights of the holders of the dexCoin Tokens are subject to and qualified by the rights, powers and preferences of the holders of the Founders Stock set forth herein. The dexCoin Tokens shall not be redeemable at the option of the holder thereof. The dexCoin Tokens shall not be entitled to accrue or receive any cumulative dividends. All dividends (if any) previously accrued or declared and unpaid on the dexCoin Tokens are hereby cancelled, rescinded and terminated effective as of the filing of this Certificate of Incorporation.

2. Voting. The holders of the dexCoin Tokens are entitled to one vote for each dexCoin Token held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized number of dexCoin Tokens may be increased or (but not below the number of dexCoin Tokens thereof then outstanding) by (in addition to any vote of the holders of one or more series of Founders Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote (voting

as a single class on an as-if converted basis), irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. FOUNDERS STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Founders Stock are subject to and qualified by the rights, powers and preferences of the holders of the Founders Stock set forth herein. The Founders Stock shall not be redeemable at the option of the holder thereof. The Founders Stock shall not be entitled to accrue or receive any cumulative dividends. All dividends (if any) previously accrued or declared and unpaid on the Founders Stock are hereby cancelled, rescinded and terminated effective as of the filing of this Certificate of Incorporation.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Founders Stock shall be entitled to cast the number of votes equal to the number of whole dexCoin Tokens into which the shares of Founders Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Founders Stock shall vote together with the holders of Common Stock as a single class.

2.2 Election of Directors.

2.2.1 From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least twenty-five million ($25,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 5 directors of the Corporation (any such directors elected by the holders of Founders Stock, the "**Founders Directors**") and the holders of record of the dexCoin Tokens, exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation (any such directors elected by the holders of dexCoin Tokens, the "**Common Directors**").

2.2.2 Once the conditions of Section 2.2.1 above have been satisfied and until the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation and the holders of record of the dexCoin Tokens, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation.

2.2.3 Once the conditions of Section 2.2.2 above have been satisfied and, until the date upon which the Company generates at least two hundred million ($200,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation and the holders of record of the dexCoin Tokens, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation.

2.2.4 Once the conditions of Section 2.2.3 above have been satisfied and thereafter, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation and the holders of record of the dexCoin Tokens, exclusively and as a separate class, shall be entitled to elect 6 directors of the Corporation.

2.2.5 Any director elected as provided above may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares or tokens of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Founders Stock or DexCoin Tokens, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the Founders Stock or DexCoin Tokens, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the applicable stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

2.3 Founders Stock Protective Provisions. From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Founders Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

2.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

2.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

2.3.3 amend, alter or change the rights, powers or preferences, or restrictions provided for the benefit of, the Founders Stock, the DexCoin Tokens, or any series of either thereof;

2.3.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock;

2.3.5 increase the authorized number of shares of Founders Stock, DexCoin Tokens, or any series of either thereof, or increase the authorized number of shares of any other class or series of capital stock;

2.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of the Founders Stock as expressly authorized herein, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons or entities who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service;

2.3.7 declare or pay any dividends or distributions;

2.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

2.3.9 exclusively license any technology or intellectual property rights in a manner that constitutes the effective disposition of a material portion of the technology or intellectual property of the Corporation;

2.3.10 take any action that would require approval of the holders of the Founders Stock under applicable law;

2.3.11 permit any subsidiary of the Corporation to do any of the foregoing;

2.3.12 amend this Section 3.3; or

2.3.13 change the organizational form of, or tax treatment of, the Corporation (which shall be treated as a "C" corporation for tax purposes).

3. Optional Conversion.

The holders of the Founders Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Founders Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into an equal number of fully paid and non-assessable dexCoin Tokens.

3.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Founders Stock.

3.2 Fractional Shares. No fractional dexCoin Tokens shall be issued upon conversion of the Founders Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of DexCoin Tokens as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Stock the holder is at the time converting into DexCoin Tokens and the aggregate number of dexCoin Tokens issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Founders Stock to voluntarily convert shares of Founders Stock into dexCoin Tokens, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Founders Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Founders Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Founders Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Founders Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the dexCoin Tokens to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the dexCoin Tokens issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Founders Stock, or to his, her or its nominees, a certificate or certificates for the number of full dexCoin Tokens issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Founders Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Founders Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times when the Founders Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Founders Stock, such number of its duly authorized dexCoin Tokens as shall from time to time be sufficient to effect the conversion of all outstanding Founders Stock; and if at any time the number of authorized but unissued dexCoin Tokens shall not be sufficient to effect the conversion of all then outstanding shares of the Founders Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued dexCoin Tokens to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

3.3.3 Effect of Conversion. All shares of Founders Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive dexCoin Tokens in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Founders Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Stock accordingly.

3.3.4 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of dexCoin Tokens upon conversion of shares of Founders Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of dexCoin Tokens in a name other than that in which the shares of Founders Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time effect a subdivision of the outstanding Common Stock, the Company shall also effect the same subdivision of the outstanding Founders Stock. If the Corporation shall at any time combine the outstanding dexCoin Tokens, the Company shall also effect the same combination of Founders Stock. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Founders Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Founders Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of dexCoin Tokens of the Corporation issuable upon conversion of one share of Founders Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Founders Stock, to the end that the provisions set forth in this Section 4 shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Founders Stock.

3.6 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Founders Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Founders Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Founders Stock) shall be entitled to exchange their dexCoin Tokens (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Founders Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

4. Mandatory Conversion.

4.1 Trigger Events. Upon either (a) the closing of the sale of dexCoin Tokens to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $60,000,000 of gross proceeds, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least two-thirds of the then outstanding shares of Founders Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Founders Stock shall automatically be converted into dexCoin Tokens at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

4.2 Procedural Requirements. All holders of record of shares of Founders Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Founders Stock pursuant to this

Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Founders Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Founders Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Founders Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full dexCoin Tokens issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Founders Stock converted. Such converted Founders Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Stock accordingly.

5. Redemption. No shares of any Stock shall be redeemable at the option of the holder thereof.

6. Redeemed or Otherwise Acquired Shares. Any shares of Founders Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Founders Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Founders Stock set forth herein may be waived on behalf of all holders of Founders Stock by the affirmative written consent or vote of the holders of at least two-thirds of the then outstanding shares of Founders Stock.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Founders Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: The authorized size of the Board shall be seven (7) directors, including any vacancies.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such

Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such

other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Founders Stock or any affiliate, partner, member, director, officer, manager, stockholder, employee, representative or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the

Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

I, the Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 20th day of August A.D. 2018.

By: Douglas L. O'Keefe
Name: Douglas L. O'Keefe
Title: Incorporator

The address of the Incorporator is:
1111 Brickell Avenue , Suite 1300
Miami, Florida 33131